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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             -----------------------
                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO
                             FILED PURSUANT TO 13d-2

                              (Amendment No. 1)(1)

                                CLICKACTION, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)


                                   18681E-10-7
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                                 (CUSIP Number)


                                December 31, 1999
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             (Date of Event Which Requires Filing of this Statement)

       Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              / /  Rule 13d-1(b)
                              /X/  Rule 13d-1(c)
                              / /  Rule 13d-1(d)



-------------------------
         (1) The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Schedule 13G                            Forms
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-------------------------                             --------------------------
CUSIP No. 18681E-10-7                    13G            Page 2 of 5 Pages
          -----------                                        -    -
-------------------------                             --------------------------

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1.
           NAME OF REPORTING PERSON
           IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HENRY B. DUNLAP SMITH

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2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a)/ /
                                                                     (b)/X/
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3.         SEC USE ONLY
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4.         CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES OF AMERICA
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Number of Shares             5.        SOLE VOTING POWER            527,355
Beneficially Owned By
Each Reporting Person
With                         ---------------------------------------------------
                             6.        SHARED VOTING POWER
                             ---------------------------------------------------
                             7.        SOLE DISPOSITIVE POWER       527,355
                             ---------------------------------------------------
                             8.        SHARED DISPOSITIVE POWER
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9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    527,355
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10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                / /
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11.        PERCENT

           9.98%
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12.        TYPE OF REPORTING PERSON*
                    IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Schedule 13G                            Forms
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ITEM 1(a).  NAME OF ISSUER

            ClickAction, Inc. (formerly MySoftware Company)

ITEM 1(b).  ADDRESS OF ISSUERS' PRINCIPAL EXECUTIVE OFFICES

            2197 East Bayshore Road
            Palo Alto, CA  94303

ITEM 2(a).  NAME OF PERSONS FILING

            Henry B. Dunlap Smith

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE

            c/o HBSS Holdings, Inc.
            One Sansome Street, Suite 3300
            San Francisco, CA  94104



ITEM 2(c).  CITIZENSHIP

            United States of America

ITEM 2(d).  TITLE OF CLASS OF SECURITIES

            Common Stock, par value $0.001.

ITEM 2(e).  CUSIP NUMBER

            18681E-10-7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR
13d-2(b) OR 2(c), CHECK WHETHER THE PERSON FILING IS A:

            N.A.

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                                                                   PAGE 4 OF 5


ITEM 4.  OWNERSHIP

         The following information is reported as of February 14, 2000.

         The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the Reporting Person named in
Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table:

                                                                         POWER TO VOTE              POWER TO DISPOSE
                                     NO OF SECURITIES        % OF
                   PERSON            BENEFICIALLY OWNED      CLASS       SOLE        SHARED         SOLE       SHARED
                   ------            ------------------      -----       ----        ------         ----       ------
           Henry B. Dunlap Smith           527,355(1)        9.98 %   527,355             0        527,355         0

------------------------------------

(1) The number of securities beneficial owned by the Reporting Person and reported herein are held in the Henry B. Dunlap Smith Financial Advisor Master Account (the "Master Account"). There are nine sub-accounts under the Master Account. Shares deposited into the Master Account are later allocated to these nine sub-accounts. The nine sub-accounts are various trusts and IRA contributory accounts established for the Reporting Person, his wife and their children. As financial advisor for the Master Account, the Reporting Person has sole dispositive and voting power with respect to the shares reported herein.



ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         N.A.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Other than the Reporting Person, his wife and their children, no other person has the right to receive dividends from, or proceeds from the sale of, the securities owned by the Reporting Person.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         N.A.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         N.A.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         N.A.

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                                                                   PAGE 5 OF 5

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities, and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2000
Date
                                          By:    /s/ Henry B. Dunlap Smith
                                                -------------------------------
                                                     Henry B. Dunlap Smith